UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Release on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on February 27, 2017 (File No. 333-216253) and August 6, 2018 (File 333-226611).

Strategic Review Committee formation

On February 13, 2019, the board of directors of Atlantica Yield plc (“Atlantica” or the “Company”) formed a strategic review committee (the “Committee”) with the purpose of evaluating a wide range of strategic alternatives available to the Company to optimize the value of the Company and to improve returns to shareholders. The Committee has been mandated to review a wide range of alternatives and to make proposals in this regard to the board of directors.

The Company has not set a timetable for the conclusion of the review of alternatives. There can be no assurance that a review of alternatives will result in any change or any other outcome.

About Atlantica

Atlantica is a sustainable total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and certain markets in EMEA (Spain, Algeria and South Africa). We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlanticayield.com	Investor Relations & Communication Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlanticayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: February 14, 2019